BRUCE A. LEFAVI SECURITIES, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2016 and 2015

BRUCE A. LEFAVI SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26943

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  BRUCE A. LEFAVI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  2323 FOOTHILL DRIVE, SUITE 100
                                        (No. And Street)

  SALT LAKE CITY   UTAH   84109
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  BRUCE A. LEFAVI   (801) 486-9000
                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins LLC
                    (Name -- *if individual, state last, first, middle name*)
1011 West 400 North, Suite 100   Logan   Utah   84323-0747
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
  ☑ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not
                          required to respond unless the form displays a currently valid OMB control number.

I, ___Bruce A. Lefavi_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Bruce A. Lefavi Securities, Inc._____, as of __December 31___, 20__16__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_____

_____

_____

_____



AUDREY HULCE
Notary Public - State of Utah
Comm. No. 689638
My Commission Expires on
Aug 9, 2020

_____ Signature

OWNER
_____ Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bruce A. Lefavi Securities, Inc.

We have audited the accompanying statements of financial condition of Bruce A. Lefavi Securities, Inc. (the Company) as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bruce A. Lefavi Securities, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in


-3-


conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 27, 2017

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and 2015

		2016	2015
ASSETS			
Cash	$	237,059	359,791
Commissions receivable		113,828	126,044
Prepaid expenses		12,217	15,236
Deposits with clearing organizations		15,000	15,000
Total assets	$	378,104	516,071
LIABILITIES AND STOCKHOLDER'S EQUITY			
Liabilities:			
Accounts payable and accrued liabilities	$	18,696	41,405
Related party payable		188,817	84,151
Total liabilities		207,513	125,556
Stockholder's equity:			
Common stock, $1 par value; 50,000 shares authorized, 5,000 shares issued and outstanding		5,000	5,000
Additional paid-in capital		21,208	21,208
Retained earnings		144,383	364,307
Total stockholder's equity		170,591	390,515
Total liabilities and stockholder's equity	$	378,104	516,071

The accompanying notes are an integral part of these financial statements.

		2016	2015
Revenue:			
Commissions	$	1,608,229	2,760,757
Other income		5	-
Total revenue		1,608,234	2,760,757
Expenses:			
Employee compensation and benefits		901,827	1,135,772
General and administrative expenses		582,894	532,519
Regulatory and clearing fees		160,209	237,776
Occupancy		83,228	100,009
Total expenses		1,728,158	2,006,076
Net income (loss)	$	(119,924)	754,681

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2016 and 2015

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2015	5,000 $	5,000 $	21,208 $	695,634 $	721,842
Dividends	-	-	-	(1,086,008)	(1,086,008)
Net income	-	-	-	754,681	754,681
Balance at December 31, 2015	5,000	5,000	21,208	364,307	390,515
Dividends	-	-	-	(100,000)	(100,000)
Net loss	-	-	-	(119,924)	(119,924)
Balance at December 31, 2016	5,000 $	5,000 $	21,208 $	144,383 $	170,591

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:		
Net income (loss)	$ (119,924)	754,681
Adjustments to reconcile net income (loss) to net		
cash provided by (used in) operating activities:		
Decrease in:		
Commissions receivable	12,216	55,077
Prepaid expenses	3,019	3,875
Related party receivable	-	194,953
Increase (decrease) in:		
Accounts payable, accrued liabilities, and		
related party payable	81,957	(106,363)
Net cash provided by (used in) operating activities	(22,732)	902,223
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Dividends paid	(100,000)	(1,086,008)
Net cash used in investing activities	(100,000)	(1,086,008)
Net decrease in cash	(122,732)	(183,785)
Cash, beginning of period	359,791	543,576
Cash, end of period	$ 237,059	359,791

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Bruce A. Lefavi Securities, Inc. (the "Company") is a securities broker-dealer located in Salt Lake City and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

Other Significant Concentrations

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various clearing brokers. Should the clearing brokers fail to perform according to the terms of their agreement, the Company would be required to seek relief through the legal system as an unsecured creditor.

Commissions Receivable

Commissions receivable are amounts due from mutual funds and various other investment companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience with the companies.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company invests in mutual funds, annuities and limited partnerships, etc. These transactions are recorded on the trade date, as if they had settled. Commissions earned on the sale of investments and any related expenses are also recorded on a trade-date basis.

Advertising

Advertising costs are charged to operations when the advertising first takes place.

Income Taxes

The Company, with the consent of the stockholder, has elected under Subchapter "S" of the Internal Revenue Code to be treated substantially as a partnership instead of a corporation for income tax purposes. As a result, the shareholder reports the entire corporate taxable income on his individual tax returns.

In accordance with ASC 740, *Income Taxes,* management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The process of preparing the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 2 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	2016	2015
Commissions payable	$ 18,696	40,405
BLA cash receipts payable	-	1,000
	$ 18,696	41,405

Note 3 – Clearing Organization Transactions

The Company's securities transactions are cleared through a broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to these clearing arrangements are netted into a single account called Deposits With Clearing Organizations. The Company is required by the clearing broker-dealer to maintain a minimum deposit of $15,000 at all times.

Note 4 – Related Party Transactions

The Company rents it operating space and equipment from an entity owned by the stockholder under a month-to-month agreement. During the years ended December 31, 2016 and 2015, the Company paid rent expense to this related party of $83,228 and $100,009, respectively.

Note 4 – Related Party Transactions (continued)

The Company has an expense sharing agreement with Lefavi Wealth Management, LLC, a company with common ownership. The two companies occupy the same office space and share employees and other operating costs. Under the terms of the agreement, Lefavi Wealth Management is reimbursed by Bruce A. Lefavi Securities, Inc. each month for its share of expenses based on a percentage of combined revenues allocation. As of December 31, 2016 and 2015, the balance of the related party payable from the Company to Lefavi Wealth Management, LLC, is due to shared costs exceeding payments by $188,817 and $84,151, respectively.

Note 5 – Supplemental Cash Flow Information

During the years ended December 31, 2016 and 2015, the Company paid no interest.

Note 6 – Commitments and Contingencies

The Company has been named in a FINRA investigation and subsequent inquiry from the SEC. The Company has defended and provided testimony regarding their position. At this point in the investigation, potential liability and possible fines are difficult, if not impossible, to assess.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $137,349, which was $123,515 in excess of its required net capital of $13,834. The Company's net capital ratio was 1.51 to 1.

Note 8 – Subsequent Events

The Company evaluated its December 31, 2016 financial statements for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

Net Capital:

Total ownership equity	$	170,591
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		170,591
Additions for allowable subordinated liabilities and other credits		-
Total capital and allowable subordinated liabilities		170,591
Deductions for non-allowable assets		(33,242)
Net capital before haircuts on securities positions		137,349
Haircuts on securities		-
Net capital	$	137,349

Aggregate indebtedness:

Total liabilities from Statement of Financial Condition	$	207,513

Computation of basic net capital requirement:

Minimum net capital required	$	13,834
Excess net capital	$	123,515
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$	116,598
Ratio of aggregate indebtedness to net capital		1.51 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2016) (as amended on February 27, 2017):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	137,349
Reconciling items		-
Net capital per above	$	137,349

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

<u>BRUCE A. LEFAVI SECURITIES, INC.</u>
<u>INFORMATION RELATING TO POSSESSION OR</u>
<u>CONTROL REQUIREMENTS UNDER RULE 15c3-3</u>
<u>OF THE SECURITIES AND EXCHANGE COMMISSION</u>
<u>December 31, 2016</u>

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.